EXHIBIT 99.1

To Our Shareholders:

     The comparative results of operations of Chicago Rivet & Machine Co. for the third quarter and first nine months of 2005 and 2004 are summarized below.

     Revenues for the third quarter of 2005 were 4.2% higher than during the third quarter of 2004. Unfortunately, the increase in revenues was more than offset by higher manufacturing costs and increases in administrative expenses, which are discussed more fully in the following paragraphs. On a year to date basis, current year revenues are less than .5% higher than for the first nine months of 2004. Year to date, gross margins are lower than last year and administrative expenses are higher. As a result, the company recorded a net loss of $169,780, or $.17 per share in the third quarter of 2005 and a net loss of $399,032, or $.41 per share for the first nine months of 2005, compared to net income of $601,615, or $.62 per share in the third quarter of 2004 and net income of $1,278,879, or $1.32 per share for the first nine months of 2004.

     Third quarter revenues within the fastener segment increased $664,000 compared with the third quarter of 2004. However, competitive pressures in the market place, combined with higher material costs and a shift in product mix contributed to a decline in gross margins, despite these higher revenues. Material costs were $662,000 higher than in the year earlier quarter. Labor and fringe benefit costs increased approximately $172,000 compared to the third quarter of 2004. Of this total, approximately $66,000 represents increases in wages, $41,000 is due to higher overtime expense incurred, with the balance due to higher labor costs per unit of product manufactured. Tooling costs increased $141,000 compared to the third quarter of 2004, due to initial costs associated with the launch of several new parts. In addition to overtime cited above, we incurred $42,000 in expediting expenses to meet shortened customer lead-times, mainly associated with the launch of new parts. The balance of the change is primarily a reflection of lower margins due to the change in product mix. Year to date, 2005 fastener revenues totaled $25,281,006, a 3.3% increase over the first nine months of 2004. While revenues increased $804,000, cost of goods sold increased $2,423,000 resulting in a decline of $1,619,000 in gross margins for the first nine months of 2005 compared to the first nine months of 2004. Higher material costs account for $1,533,000 of this change. Increased volumes account for approximately $243,000 of this increase. Other factors that impact material costs include higher material prices of $708,000, and increases in outside processing costs, which are primarily due to changes in product mix, of $576,000. The balance of the increase is related to a change in product mix. Labor and benefit expenses are $184,000 higher in 2005, reflecting higher wage rates, while tooling costs are approximately $184,000 higher than during the prior period due to costs incurred in connection with new parts. Costs associated with expediting to meet shortened customer lead-time requirements have increased $96,000 year to date. The balance of the increase in cost of goods sold is related to incremental changes in the cost of a variety of overhead components.

     Revenues within the assembly equipment segment declined by $271,000, or 18%, during the third quarter of 2005 compared to the third quarter of 2004. On a year to date basis, 2005 revenues are approximately 13% lower than in the first nine months of 2004. Gross margins in this segment were adversely affected by the decline in volume. Despite efforts to reduce manufacturing expenses and employment levels, we were unable to reduce costs at a rate proportionate with the decline in revenues. As a result, third quarter gross margins declined $177,000 compared to the third quarter of 2004. A comparison of results for the first nine months of 2005 and 2004 yields similar results, for similar reasons. Specifically, revenues have declined $670,000 and gross margins have declined $308,000. As was the case in the third quarter, reductions in cost have not kept pace with the decline in volumes, and the result is lower margins for this segment.

     Selling and administrative expenses for the third quarter of 2005 were $493,000 higher than those recorded in the third quarter of 2004. The largest factor affecting the year to year comparison is that during the third quarter of 2004, the Company received a refund of Michigan single business tax amounting to approximately $330,000 as the result of a successful appeal of the tax calculation for four prior years. Professional expenses incurred, primarily related to compliance with the Sarbanes-Oxley Act of 2002, were $92,000 higher in the current quarter than during the third quarter of 2004. The Company recorded an expense of $70,000 during the third quarter to resolve an ongoing litigation matter and incurred legal fees related to this matter of approximately $33,000 during the third quarter of 2005. In addition, the Company recorded a reserve of $50,000, in connection with the bankruptcy of a certain customer. These increases were partially offset by a reduction in profit sharing expense of $118,000. On a year to date basis, selling and administrative expenses are $670,000 higher than in the previous year. $330,000 of the year to year increase is related to the tax refund discussed above. Costs related to resolving litigation, including legal fees, amounted to approximately $298,000 during 2005. Professional fees incurred in connection with Sarbanes-Oxley compliance account for approximately $272,000 of the year over year increase in administrative expenses. These increases were partially offset by a reduction in profit


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sharing expense of $259,000. The balance of the increase is due to smaller net changes in a variety of expense categories.

     Clearly, results of operations are unsatisfactory. However, given current conditions, we do not foresee significant improvements in the short term. The market for our products remains weak. Competition from foreign sources continues to be a significant factor, as products previously produced in this country are now imported as completed assemblies. This limits demand for both fasteners and assembly equipment. Domestic automobile manufacturers' share of the automotive market continues to decline. To date, our efforts to develop supply relationships with foreign manufacturers have not been as successful as we anticipated. Increasing costs of materials, supplies and fuel are eroding margins further and market conditions severely limit our ability to recover these higher costs from existing customers. We continue to actively pursue new business from both new and existing customers. We have had some success in this area and plan to continue these efforts. On a more positive note, we anticipate that legal expenses will return to more normal levels in the coming months, and costs related to Sarbanes-Oxley compliance should also decline toward the end of the year. Increasing revenues remains the critical component in our efforts to restore profitability. Increasing sales revenues, along with further cost reductions and reduced administrative expense, are essential to achieving a return to profitability. We have learned that progress toward these objectives will not come easily or quickly, but we recognize that changes must be effected to restore profitability.

                               Respectfully yours,

          John A. Morrissey                         John C. Osterman
               Chairman                                 President

November 14, 2005

The foregoing discussion is only intended to provide highlights of operations for the periods covered. Additional information is contained in our Form 10-Q, which has been filed with the SEC and is available to shareholders upon request from the Company, or via the internet through the SEC's EDGAR database. This discussion contains certain "forward-looking statements" which are inherently subject to risks and uncertainties that may cause actual events to differ materially from those discussed herein. Factors which may cause such differences in events include, among other things, our ability to maintain our relationships with our significant customers; increased global competition; increases in the prices of, or limitations on the availability of, our primary raw materials; our ability to generate cost savings and manufacturing efficiencies; the financial condition of our customers; and conditions in the automotive industry, upon which we rely for sales revenue, and which is cyclical and dependent on, among other things, consumer spending. Many of these factors are beyond our ability to control or predict. Readers are cautioned not to place undue reliance on these forward-looking statements. We undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                           CHICAGO RIVET & MACHINE CO.
                  Summary of Consolidated Results of Operations
                For the Three and Nine Months Ended September 30

                                         THIRD QUARTER            FIRST NINE MONTHS
                                    ---------------------------------------------------
                                       2005         2004          2005          2004
                                    ----------   ----------   -----------   -----------
Net sales and lease revenue         $9,718,361   $9,324,695   $29,865,615   $29,731,215
Income (loss) before income taxes     (254,780)     916,615      (600,032)    1,947,879
Net income (loss)                     (169,780)     601,615      (399,032)    1,278,879
Net income (loss) per share               (.17)         .62          (.41)         1.32
Average shares outstanding             966,132      966,132       966,132       966,132

                     (All figures subject to year-end audit)


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